Exhibit 99.1

Cellect Biotechnology Reports Third Quarter Financial and Operating Results; Recent Developments Position Company to Accelerate Progress in 2021

Promising Progress on Clinical Development Progress, Collaborations and Partnering

Mutually Ended Discussion on Medical Cannabis Commercial and Merger Agreements

Tel Aviv, Israel -November 20, 2020 – Cellect Biotechnology Ltd. (NASDAQ: APOP), a developer of innovative technology which enables the functional selection of stem cells, today reported financial and operating results for the third quarter ended September 30, 2020. Subsequent to the end of the third quarter, the Company announced several other key achievements subsequent to the end of the third quarter that position it for continued success in 2021, including clinical and operational objectives:

•	Initiated its clinical trial in the U.S. The trial is being performed at Washington University School of Medicine in St. Louis, Missouri, which is among the leading medical centers in the U.S. The Principal Investigator for the clinical trial is Zhifu Xiang, M.D., of Washington University. He is an Associate Professor in the Division of Oncology's Bone Marrow Transplantation & Leukemia Section in the Department of Medicine. John Dipersio M.D, Ph.D., will act as co-Principal Investigator for the study. He is the chief of the Division of Oncology in the Department of Medicine at Washington University.
•	Entered into a collaborative agreement with the Swedish XNK Therapeutics, enabling it to leverage Cellect’s technology in Natural Killer cell therapies. XNK is a clinical stage Swedish company working with the Karolinska Institute.

“In spite of the COVID-19 challenges we expedited our clinical and business development activities as we successfully achieved several objectives,” commented Dr. Shai Yarkoni, Chief Executive Officer. “Specifically, we recently initiated our U.S. clinical trial and entered into a partnership with a clinical stage biotech company that will leverage our functional cell selection technology. I believe these results reflect our steadfast determination and success progressing our clinical trials, which also includes the trial in Israel, combined with the latest collaboration agreement with XNK Therapeutics gives us multiple shots on goal to maximize shareholder value. We believe, based on our internal evaluation and assessment, that each of these opportunities could potentially represent significant revenue streams in the coming years.”

Separately, Cellect and Canndoc Ltd. have mutually agreed to end previously announced commercial and merger discussions. The Company will continue to pursue a partner that can bring value to its shareholders and progress the development of the Company’s platform technology.

The Company's cash and cash equivalents totaled $6.07 million as of September 30, 2020. The Company will use its resources to progress clinical and business development efforts to advance its functional cell selection technology. The Company has sufficient funds to operate in the next 15 months. Reference is made to Note 1. C (Going Concern) in the Interim Consolidated Financial Statements as of June 30th, 2020, which were filed as an exhibit to a Form 6-K dated August 12, 2020.

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Third Quarter 2020 Financial Results:

•	Research and development (R&D) expenses for the third quarter of 2020 were $0.37 million, compared to $0.72 million in the third quarter of 2019. The decrease in the R&D expenses is primarily due to decrease in clinical activities as a result of the COVID-19.
•	General and administrative (G&A) expenses for the third quarter of 2020 were $0.36 million compared to $0.80 million in the third quarter of 2019. The decrease in G&A expenses was primarily due to the decrease in professional expenses.
•	Finance income for the third quarter of 2020 were $0.26 million, compared to finance income of $0.12 million in the third quarter of 2019. The change was primarily due to changes related to the fair value of the tradable and non-tradable warrants issued in a prior fundraising.
•	Net loss for the third quarter of 2020 was $0.47 million, or $0.001 per share compared to $1.40 million, or $0.006 per share in the third quarter of 2019.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on September 30, 2020 (U.S. $1 = NIS 3.441).

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of cell based therapies.

The Company's technology is expected to provide researchers, clinical community, and pharma companies with the tools to rapidly isolate specific cells in quantity and quality allowing cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company's current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect's expectations regarding timing of the commencement of its planned U.S. clinical trial and its plan to reduce operating costs. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products; and the Company’s ability to pursue any strategic transaction or that any transaction, if pursued, will be completed. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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Cellect Biotechnology Ltd

Consolidated Statement of Operation

	Convenience
	translation
	Nine months
	ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2020	2020	2019	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	1,218	4,190	9,551	1,289	2,465

General and administrative expenses	1,727	5,944	7,832	1,241	2,768

Operating loss	2,945	10,134	17,383	2,530	5,233

Financial expenses (income) due to warrants exercisable into shares	790	2,717	(8,020)	(1,090)	(910)

Other financial expenses, net	40	138	1,369	193	489

Total comprehensive loss	3,775	12,989	10,732	1,633	4,812

Loss per share:

Basic and diluted loss per share	0.010	0.036	0.051	0.004	0.021

Weighted average number of shares outstanding used to compute basic and diluted loss per share	390,949,079	390,949,079	208,771,303	390,949,079	224,087,799

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	September 30,	September 30,	December 31,
	2020	2020	2019
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	6,071	20,889	18,106
Other receivables	205	707	469
	6,276	21,596	18,575
NON-CURRENT ASSETS:
Restricted cash	96	329	328
Right-of-use assets	238	819	1,035
Other long-term receivables	19	66	94
Property, plant and equipment, net	379	1,304	1,288
	732	2,518	2,745

	7,008	24,114	21,320

CURRENT LIABILITIES:
Trade payables	71	243	158
Other payables	579	1,994	3,080
Current maturities of lease liability	136	468	396
	786	2,705	3,634
NON-CURRENT LIABILITIES:
Warrants to ADS	354	1,218	2,172
Lease liability	112	386	677
	466	1,604	2,849
EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2019 and September 30, 2020; Issued and outstanding: 390,949,079*) and 224,087,799*) shares as of December 31, 2019 and September 30, 2020, respectively.	-	-	-
Additional Paid in Capital	36,861	126,839	108,598
Share-based payments	4,721	16,244	16,528
Treasury shares	(2,739)	(9,425)	(9,425)
Accumulated deficit	(33,087)	(113,853)	(100,864)
	5,756	19,805	14,837

	7,008	24,114	21,320

*)       Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience
	translation
	Nine months
	ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2020	2020	2019	2020	2019
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(3,775)	(12,989)	(10,732)	(1,633)	(4,812)

Adjustments to reconcile net loss to net cash used in operating activities:
Exchange rate difference	(61)	(211)	-	(216)	-
Net financing expenses	14	48	1,087	11	272
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	-	-	8	-	2
Depreciation	75	256	285	86	93
Changes in fair value of traded and not traded warrants	790	2,718	(9,351)	(1,089)	(910)
Share-based payment	138	476	1,901	(353)	1,371
Decrease (increase) in other receivables	(61)	(210)	146	263	-
Decrease in other payables	(334)	(1,149)	(1,855)	(396)	(1,138)
Depreciation of Right of use - Assets under operating lease	79	272	457	89	143
Interest received during the period	16	56	(75)	21	(29)
Net cash used in operating activities	(3,119)	(10,733)	(18,129)	(3,217)	(5,008)

Cash flows from investing activities:
Restricted deposit, net	-	(1)	-	1	-
Sales (Purchase) of property, plant, and equipment	(36)	(124)	(120)	(155)	-
Net cash provided by investing activities	(36)	(125)	(120)	(154)	-
Cash flows from financing activities:
Exercise of warrants and stock options into shares	1,341	4,615	-	(92)	-
Leases liabilities	(94)	(324)	(422)	(112)	(143)
Issue of share capital and warrants, net of issue costs	2,672	9,194	23,723	-	-
Net cash provided (used) by financing activities	3,919	13,485	23,301	(204)	(143)
Exchange differences on balances of cash and cash equivalents	45	156	(1,012)	195	(243)
Increase (decrease) in cash and cash equivalents	809	2,783	4,040	(3,380)	(5,394)
Balance of cash and cash equivalents at the beginning of the period	5,262	18,106	17,809	24,269	27,243
Balance of cash and cash equivalents at the end of the period	6,071	20,889	21,849	20,889	21,849

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